

Mail Stop 4628

December 15, 2016

Via E-mail
Ben M. Palmer
Chief Financial Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

> **Re:** **RPC, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K filed October 26, 2016**
> **File No. 1-08726**

Dear Mr. Palmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements and Supplementary Data, page 33

Notes to Consolidated Financial Statements, page 38

Note 12: Business Segment Information, page 57

1. We note that your service lines have been aggregated into two reportable segments. Describe your application of FASB ASC 280-10-50-11 in evaluating the similarities between the financial performance of and approach to managing the service lines within each reportable segment along with the economic and business conditions impacting their business activity levels. As part of your response, tell us whether each of the service

lines identified in your Form 10-K is deemed to be an operating segment pursuant to FASB ASC 280-10-50-1 and describe your basis of organization.

Form 8-K filed October 26, 2016

2.	The non-GAAP financial measures provided in your Form 8-K include a presentation of EBITDA per share. Please revise as the presentation of EBITDA per share is not consistent with the guidance in question 103.02 of the Compliance and Disclosure Interpretation regarding Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources